January 13, 2006

Via U.S. Mail and Facsimile to (202) 772-9218

Ms. Angela Crane, Branch Chief

Mr. Eric Atallah, Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Lattice Semiconductor Corporation
Form 10-K for the fiscal year ended January 1, 2005
File No. 0-18032

Dear Ms. Crane and Mr. Atallah:

Lattice Semiconductor Corporation (the “Company” or “Lattice”) hereby submits this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), as set forth in your letter to me, dated December 6, 2005, regarding the referenced document.

For your convenience, we have numbered the responses to correspond to the comments in the Staff’s letter and have incorporated the Staff’s comments in bold typeface before each of the Company’s responses. In the following discussion, the words “we,” “us” and “our” refer to the Company.

Form 10-K for the fiscal year ended January 1, 2005

General

1.              In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

(1)         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)         the company may not assert staff comments as a defense in any proceeding initiation by the Commission or any person under the federal securities laws of the United States.

We hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiation by the Commission or any person under the federal securities laws of the United States.

Note 12. Long-term debt, page 55

2.                                      Please refer to prior comment 3. We note from your disclosure that the conversion price is subject to adjustment in certain circumstances. Please tell us the conditions under which the conversion price would be adjusted. Additionally, please tell us how you applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. Please provide us with your analysis of whether the conversion feature is conventional convertible under paragraph 4 of EITF 00-19. Also see EITF Issue 05-02.

Summary of conditions under which conversion price is subject to adjustment.

The convertible notes were issued under an indenture, dated as of June 20, 2003 (the “Indenture”), between us and U.S. Bank National Association, as trustee, which defines the rights and privileges of the convertible notes.   Under the Indenture, the conversion price applicable to the notes is subject to adjustment if any of the following events occur:

(1) we issue common stock as a dividend or distribution on our common stock;

(2) we issue to all holders of common stock certain rights or warrants to purchase our common stock;

(3) we subdivide or combine our common stock;

(4) we distribute to all common stock holders capital stock, evidences of indebtedness or assets, including securities but excluding:

•                                          rights or warrants listed in (2) above;

•                                          dividends or distributions listed in (1) above; and

•                                          dividends and distributions paid exclusively in cash;

(5) we make distributions consisting exclusively of cash, excluding any cash portion of distributions referred to in (4) above or cash distributed upon a merger or consolidation or in connection with the liquidation, dissolution or winding up of Lattice, to all holders of our common stock in an aggregate amount that, combined together with other all-cash distributions made within the preceding 365-day period in respect of which no adjustment has been made, exceeds 2% of our market capitalization, being the product of the current market price per share of our common stock on the record date for such distribution and the number of shares of common stock then outstanding;

(6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

•                                          the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding, and

•                                          the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger of Lattice or a sale of all or substantially all of our assets.

The foregoing is a summary of the events that can result in adjustments to the conversion price applicable to the notes.  Reference is made to the Indenture, and in particular to Section 15.5 entitled “Adjustment of Conversion Price” for the full detail.

We confirm that none of the above events have occurred.  Thus, the current conversion price has not changed from the initial price of $12.0612 per share that applied at the time of issuance of the convertible notes.

Analysis of whether conversion feature is conventional convertible under paragraph 4 of EITF 00-19.

Upon review of EITF 00-19 and EITF 05-02, we believe that the debt is not conventional convertible because the convertible notes could become convertible where the contract amount would be permitted to be settled in a combination of stock and cash. Specifically, where the convertible notes trade for at least five consecutive trading days at a price that is less than 95% of the value of the shares into which such note is convertible, subject to certain additional conditions, the Company may settle conversions with its Common Stock, cash or a combination at its discretion.  Reference is made to Section 15.1(b) of the Indenture for the applicable provisions.  This is sometimes referred to as the “impaired trading” convertibility trigger.

As the debt is not conventional convertible, we considered paragraphs 12-33 of EITF 00-19 to determine the appropriate classification for the conversion option. Paragraphs 12-33 set forth the criteria for determining whether an embedded derivative is an equity instrument and would thereby be excluded from the scope of SFAS No. 133.

We summarize below our evaluation of each of the additional conditions necessary for equity classification as applied to our convertible notes, based on our review of the terms and conditions of the notes as set forth in the Indenture and the related form of note.

•                                          The contract permits the company to settle in unregistered shares.

There is no requirement under the Indenture that the shares issuable upon conversion of the convertible notes be registered as a prerequisite of settling conversion with those shares.   It is contemplated that shares issued upon conversion will be issued pursuant to the exemption from registration afforded by Section 3(a)(9) of the Securities Act of 1933.  Under a separate registration rights agreement, the Company agreed to file and maintain effective for approximately two years a shelf resale registration statement registering the resale of the notes and shares issued upon conversion, but the effectiveness of that registration statement was not a prerequisite to the Company’s ability to settle conversions with shares.

•                                          The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Approximately 16,582,098 shares of common stock would be required to settle conversions of all the outstanding convertible notes at the current conversion price of $12.0612 per share. At the time of issuance of the notes, we had approximately 187,498,000 shares authorized and unissued.  Additional commitments potentially requiring issuance of stock included stock option plans, warrants and the employee stock purchase plan totaling commitments of up to approximately 32,000,000 shares. Hence, at the time of issuance we had ample shares available to settle all of our conversion obligations under the outstanding convertible notes.  Moreover, as required under the terms of the Indenture, we have maintained an adequate reserve of shares at all times.

•                                          The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The Indenture and related convertible notes effectively state a limit on the number of shares to be delivered in the sense that maximum number is equal to the aggregate principal amount of the convertible notes divided by the conversion price.  In other words, under the terms of the Indenture, the number of shares to be delivered in share settlement can not exceed the principal amount of $200,000,000 divided by the conversion price of $12.0612.

•                                          There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

The Indenture and the related convertible notes do not contain any requirements that cash payments be made to the holders in the event the Company fails to make timely filings with the SEC.

•                                          There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

Under the Indenture there is no such “top-off” or “make-whole” provisions required to be paid if the shares initially delivered upon settlement are subsequently sold by the holders and the sales proceeds are insufficient to provide the holder with full return of the amount due.

•                                          The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Under the guidance of EITF 00-19, in events where a net-cash settlement is required and the event is not within a company’s control, the contract must be classified as an asset or a liability.  Under the Indenture, the only circumstances where the conversion feature of the convertible notes becomes exercisable for cash (other than minor amounts of cash for fractional shares) is where our Common Stock has been changed into the right to receive cash, such as in a cash merger or reclassification.  These circumstances are set forth in Section 15.6 of the Indenture.  We have concluded that all of the possible circumstances under Section 15.8 in which the conversion feature would become exercisable for cash are within the control of the Company and its shareholders.

•                                          There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no provisions in the Indenture or the related form of convertible notes that indicate that the holder of the conversion feature has rights that rank higher than those of a shareholder.  The convertible notes are hybrid securities comprised of two basic components:  the conversion feature and the note.  The holders of the notes as noteholders do have rights as creditors that would rank higher.  But there are no such rights that they have by virtue of ownership of the conversion feature.  Thus, for example, if the conversion feature of the notes had a value of $5,000 (e.g., at a time when the notes are convertible into $5,000 of our Common Stock) and we failed to deliver the required shares, the holders’ rights under the Indenture would be limited to claiming a breach of a covenant resulting in an event of default entitling them to accelerate and get the principal amount of the debt investment back.  That is a right they would have by virtue of the debt investment.

•                                          There is no requirement in the contract to post collateral at any point or for any reason.

There is no requirement under the Indenture or the related form of convertible notes that any collateral be posted for any reason.

Conclusion.

Given that our determination that the terms and conditions governing the conversion feature, as set forth in the Indenture and the related form of convertible notes, meets each of the above criteria, we have concluded that the conversion feature qualifies for equity treatment under EITF 00-19, and thus the embedded derivative should not be separated from its debt host. This is consistent with our current accounting treatment.

We believe these answers are responsive to the Staff’s foregoing comments. If the Staff has any questions on any of the information set forth herein, please telephone the undersigned at (503) 268-8802.

Sincerely,

/s/ Jan Johannessen

Jan Johannessen
Senior Vice President
Chief Financial Officer